ROCK RESOURCES INC.
(the "Company")

02049042

02 AUG -6

News Release - July 17, 2002

ROCK TAKES GOVERNMENT OF B.C. TO COURT

SUPPL

EXPROPRIATION UPDATE:

A. COURT DATE SET FOR DECEMBER 6, 2002.

Further to Rock's news release dated August 29, 2001, Rock is pleased to advise that the B.C. Court of Appeal has granted Rock a five judge Court of Appeal panel. A five judge panel is required, as one of Rock's objectives is to overturn a previous B.C. Court of Appeal decision (Cream Silver Mines Ltd. v. The Queen in Right of British Columbia) which was decided by a three judge panel.

B. HISTORY.

GOVERNMENT PROMISE: In July 1995, the NDP Government in B.C. (in the process of creating 80 new provincial parks) expropriated our Amber Mineral Claims, Rock's then ONLY asset. In August, 1995, the Government stated in writing to Rock that "The Government intends to reach fair settlement for tenures affected by new protected areas". This has never happened.

ROCK'S PROPOSALS: On April 15, 1996, after having supplied the government (in June 1996) with an independent economic evaluation, Rock advised the Government of B.C. that $15 million Cdn. Dollars would be a fair settlement. The amount of $15 million Cdn. Dollars is based on an October 1995 report outlining $7.8 million Cdn. Dollars of gross estimated mineral resource, interest, lost opportunity, cost, future potential and punitive damages. The Government did not give Rock the courtesy of an appropriate response.

On June 10, 1999 Rock Resources Inc. made an extremely "fair" settlement proposal to the NDP government through their agents. The proposal was not submitted (to our knowledge) to the appropriate government authorities as requested.

C. FUNDING.

Rock continues to have the necessary funds available for the full pursuit of our legal claim.

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, President
and Chairman of the Board

TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com

ROCK RESOURCES INC.

(the "Company")

NEWS RELEASE

02 AUG -6 AM 11:

AUGUST 2, 2002

Rock Resources Announces New Appointments To Board of Directors and Advisory Board

SUPPL

Rock Resources Inc. (TSX: RCK), a Vancouver based mineral resources exploration company, announced today that it has recently elected James G.G. Watt to the Board of Directors and appointed Peter Tredger to the Company's Advisory Board.

Mr. Watt was formally a senior commercial banker and for the past 20 years has been involved with a variety of resource development projects. He is currently the President of Clan Resources Ltd. and the director of four companies trading on the TSX Venture Exchange.

Mr. Tredger comes to Rock Resources with more than 30 years of mining industry experience in exploration, mine evaluation, feasibility studies, mine finance, corporate development, mergers, acquisitions, and public company administration. Mr. Tredger is a registered professional engineer in Ontario and British Columbia.

In making the announcement, Mr. Graeme Rowland, Chairman, CEO, and President of Rock Resources, said, "We are delighted to welcome James Watt and Peter Tredger to the Company. We believe they bring valuable insight to our management team and will contribute their expertise and knowledge as we plan for growth during the coming years. In announcing these appointments, our Company is setting a solid foundation for its future."

About Rock Resources

Rock Resources Inc specializes primarily in the drilling of gold and diamond properties in the Southwestern United States and the Province of Ontario. More information can be located at the Company's home page on the worldwide web at http://www.rockresources.com.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, President
And Chairman of the Board

TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com